FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of September & October 2004

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases:  February 27, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule   12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: February 27, 2007	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

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Trading Symbol TSX-VE: GGC

GENCO RESOURCES ANNOUNCES STAFF ADDITIONS

February 27, 2007 - Genco Resources Ltd – Robert Gardner, Chairman, is pleased to announce that Genco has increased the management and technical staff at its wholly owned La Guitarra Mine with three new appointments:

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Luis Saenz has joined Genco as Mexican Exploration Manager. Mr. Saenz has over 20 years exploration experience in Mexico, most recently as a senior geologist with Gammon Lake Resources at the El Campo Mine.'

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Dean McInnis joins Genco’s management as Director of Mine Operations at La Guitarra. Mr. McInnis’s most recent experience was with Mexgold Resources where he spent three years in senior management at the Guanajato mining complex.

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Alma Fernandez has joined the Staff at La Guitarra as Purchasing Manager. Miss Fernandez has a wealth of experience in purchasing with over seven years in purchasing for mining companies and mining projects.

Genco has issued incentive stock options to various directors, officers, consultants and employees of the Company and its wholly owned subsidiary Servicios Para la Industria Minera, S.A. de C.V. The options are exercisable to purchase 400,000 shares for a period of five years at an exercise price of $3.05 per share.

For further information: 604-682-2205

E-mail: gencoinfo@telus.net

www.gencoresources.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, and other related matters. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The exploration program is at an early stage and all estimates and projections are based on limited, and possibly incomplete, data. More work is required before the mineralization and the economic aspects can be confidently modelled. Actual results may differ materially from those currently anticipated in this presentation. No representation or prediction is intended as to the results of future work, nor can there be any promise that the estimates and projections herein will be sustained in future work or that the Project will otherwise prove to be economic. Genco does not undertake to update any forward-looking statement to conform the statements to actual results or changes in our expectations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2

Tel: (604) 682-2205 Fax: (604) 682-2235 www.gencoresources.com

GGC (TSX Venture Exchange)